Exhibit 3.1

Convenience translation of the Memorandum of association of Cyber-Ark Software Ltd., as amended; only the Hebrew version is binding.

MEMORANDUM OF ASSOCIATION

1.	Company Name: Cyber-Ark Software Ltd.

Company Name in English: Cyber-Ark Software Ltd.

2.	The objectives for which the Company was incorporated:

2.1.	To engage in development, trade and services of computer software.

2.2.	To engage in development, trade and services of advanced technologies.

2.3.	To engage in any lawful business and activities.

3.	The liability of the shareholders is limited.

4.	The Company’s share capital shall be as set forth in the Company’s Articles of Association, as amended from time to time.